Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.
News Release

Ballard Announces Further Progress in China
Signs Memorandum of Understanding and fuel cell supply agreement with Shanghai Fuel Cell Vehicle Powertrain Co., Ltd.

For Immediate Release – July 5, 2006

Vancouver, Canada – Ballard Power Systems today announced it has signed a Memorandum of Understanding (MOU) and fuel cell supply agreement with Shanghai Fuel Cell Vehicle Powertrain Co., Ltd. (Powertrain) to cooperate on the development of fuel cell vehicles for demonstration and field trial programs planned in China in 2006 and 2007. Under the terms of the agreements, Ballard will supply fuel cells and related services and Powertrain will integrate those fuel cells into vehicles.

As a first step in the relationship, Ballard and Powertrain have signed an agreement for the supply by Ballard to Powertrain of up to 20 Mark 902 automotive fuel cells. Ballard will ship two Mark 902 automotive fuel cells to Powertrain for integration into vehicles later this year. Ballard will also provide related applications engineering and field service support. Upon successful integration of the fuel cells into vehicles, Powertrain will purchase up to an additional 18 Mark 902 fuel cells for the program in 2007.

“We believe China could be a key market driving the commercialization of automotive fuel cell technology, and, as such, we are very pleased to announce this next step in our ongoing activities in China” said Noordin Nanji, Ballard’s Vice President and Chief Customer Officer.

The Shanghai Municipal Government recently announced funding for a program that will demonstrate 100 fuel cell vehicles on the road by the end of 2007. The 100 vehicles are the first phase of an announced program that will see 1,000 vehicles on the road by 2009-2010, and 10,000 by 2011-2012. Ballard is also a participant in the Beijing fuel cell bus demonstration program, which was launched in November 2005. The company provided the fuel cell engines for the three Mercedes-Benz Citaro fuel cell buses, and also provides field service support for the program. The buses use Ballard’s Mark 902 fuel cell technology.

About Shanghai Fuel Cell Vehicle Powertrain Co., Ltd.
Powertrain is a Chinese fuel cell vehicle research and development firm whose major stakeholders include Tongji University and SAIC Motor Corporation Ltd., China’s leading automotive manufacturer.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Megan Helmer at 604-454-0900. Ballard, the Ballard logo, Power to Change the World are registered trademarks of Ballard Power Systems Inc.